

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2018

William Myers
Chief Financial Officer
TRAVELCENTERS OF AMERICA LLC
24601 Center Ridge Road
Westlake, Ohio 44145

> **Re: TRAVELCENTERS OF AMERICA LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **File No. 001-33274**

Dear Mr. Myers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations
Critical Accounting Policies
Impairment of indefinite-lived intangible assets and goodwill, page 55

1. We note your quantitative analysis indicated the estimated fair value of your convenience store reporting unit exceeded its carrying amount by 2.6%. If a reporting unit is at risk of failing your quantitative analysis, in addition to the information you provided for investors to assess the probability of future goodwill impairment charges, you should also provide a more detailed description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and

Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, available on our website at www.sec.gov.

2.   We note your market capitalization is significantly below your shareholders' equity at both December 31, 2017 and June 30, 2018. Please explain to us how you considered this significant difference in your impairment analysis during the year ended December 31, 2017 and interim period ended June 30, 2018.

Consolidated Statements of Cash Flows, page F-5

3.   Please revise to distinguish cash flows associated with HPT such as any proceeds from the sale of leasehold improvements or property.

4.   We note you recognized total share based compensation expense in each of the years presented as well as income from your equity investees. Please tell us where such amounts have been reflected within the Consolidated Statements of Cash Flows. If these items have been included in the line item Other, net, please provide us a reconciliation for each year presented showing the various items and amounts comprising Other, net.

Financial Statements
6. Long Term Debt
Revolving Credit Facility, page F-16

5.   We note your credit facility restricts the payment of cash dividends. We also note your disclosure in Item 5 that your rent deferral agreement with HPT prohibits the payment of dividends while any deferred rent remains unpaid. Please describe the most significant restrictions on the payment of dividends and their pertinent provisions. Please refer to Rule 4-08(e)(1) of Regulation S-X.

Note 7. Leasing Transactions
HPT Leases, page F-18

6.   We note you have sold to HPT renovations, improvements and equipment at leased properties in return for increases in your minimum annual rent. Please tell us how you have recognized these transactions in your financial statements and the basis in GAAP supporting your accounting.

Note 9. Income Taxes, page F-24

7.   Please explain to us why the deferred tax provision (benefit) disclosed on page F-25 differs from the amounts of deferred income taxes disclosed in the the Consolidated Statements of Cash Flows. In doing so, please provide a schedule showing the items and their amounts which reconciles the differences for each year.

8.   We note you recognized an uncertain tax position in the amount of $58,602 as a result of a number of factors including the passage of time and the results of audits of certain of your U.S. federal income tax returns. The table discloses the position was recognized due to a lapse in statute of limitations. Please clarify for us if in fact the uncertain tax position was recognized due to an expiration of the statute of limitations. If not, please explain how you determined the benefit of the tax position was effectively settled. Please include in your response your evaluation of all of the conditions set forth in ASC 740-10-25-10.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Donna Di Silvio, Staff Accountant, at 202-551-3202 or Bill Thompson, Accounting Branch Chief, at 202-551-3344 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products